As filed with the Securities and Exchange Commission on August 17, 2020

Registration No. 333-239104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No.1

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BRIDGELINE DIGITAL, INC.

 (Exact Name of Registrant as Specified in Its Charter)

Delaware	52-2263942
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

100 Sylvan Road, Suite G-700 Woburn, MA 01801 (781) 376-5555	Roger Kahn President and Chief Executive Officer Bridgeline Digital, Inc. 100 Sylvan Road, Suite G-700 Woburn, MA 01801 (781) 376-5555
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

 From time to time after the effective date of this Registration Statement

(Approximate date of commencement of proposed sale to public)

 Copies of all communications, including all communications sent to the agent for service, should be sent to:

Roger Kahn

President and Chief Executive Officer

Bridgeline Digital, Inc.

100 Sylvan Road, Suite G-700

Woburn, MA 01801

(781) 376-5555

Daniel W. Rumsey, Esq.

Jessica R. Sudweeks, Esq.

Disclosure Law Group,

a Professional Corporation

655 West Broadway, Suite 870

San Diego, California 92101

Tel: (619) 272-7050

Fax: (619) 330-2101

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  [ ]

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[X]
		Emerging growth company	[ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Registration Statement on Form S-3/A is being filed by Bridgeline Digital, Inc. (the “Company”) solely to include as an exhibit the consent of its independent registered public accounting firm to the incorporation by reference of the financial statements of the Company’s wholly owned subsidiary, Stantive Technologies Group Inc. (“Stantive”), for the year ended December 31, 2018 (the “Stantive Financials”). Stantive assets were acquired by the Company on February 14, 2019, and the Stantive Financials were originally filed as an exhibit to Amendment No. 1 to the Current Report on Form 8-K filed by the Company on May 29, 2019. The consent to the incorporation by reference of the Stantive Financials in the Company’s registration statement on Form S-3 (No. 333-224614) was inadvertently omitted from the consent filed therewith. Other than the addition of the consent as an exhibit to this Post-Effective Amendment No. 1, there is no change to any information contained in the original Registration Statement on Form S-3 (File No. 333-239104) filed with the Securities and Exchange Commission on June 12, 2020 and declared effective on June 25, 2020.

ITEM 16.  EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm – Marcum LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woburn, Massachusetts on August 17, 2020.

BRIDGELINE DIGITAL, INC.

By:	/s/ Roger Kahn
Roger Kahn
President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roger Kahn	President and Chief Executive Officer	August 17, 2020
Roger Kahn	(Principal Executive Officer)

/s/ *	Chief Financial Officer	August 17, 2020
Mark G. Downey	(Principal Financial Officer)

/s/ *	Director	August 17, 2020
Kenneth Galaznik

/s/ *	Director	August 17, 2020
Joni Kahn

/s/ *	Director	August 17, 2020
Scott Landers

/s/ *	Director	August 17, 2020
Michael Taglich

* By: /s/ Roger Kahn
Attorney-in-fact